Exhibit(a)(7)

NEWS RELEASE

Shiseido Commences Tender Offer for Acquisition of Bare Escentuals

Tokyo, Japan; New York, U.S.A. — January 25, 2010 — Shiseido Co., Ltd. (Tokyo Stock Exchange, First Section: 4911) (“Shiseido”), the Japan-based leading global cosmetics company announced today the commencement of a tender offer through its wholly-owned subsidiary, Blush Acquisition Corporation, a special purpose acquisition company established under Shiseido Americas Corporation, for all outstanding shares of common stock of Bare Escentuals, Inc. (each a “Share” and collectively, the “Shares”) (NASDAQ: BARE) (“Bare Escentuals”) for $18.20 per share, net to the seller in cash, without interest and less any required withholding taxes.

The tender offer is being made pursuant to an Offer to Purchase, dated January 25, 2010, and in connection with the previously announced Agreement and Plan of Merger, dated January 15, 2010, among Shiseido, Blush Acquisition Corporation and Bare Escentuals.

The tender offer is scheduled to expire on March 8, 2010, at 12:00 midnight, New York City time, subject to one or more possible extensions and a subsequent offer period.

The tender offer is conditioned on the tender of a majority of the outstanding shares of Bare Escentuals common stock on a fully-diluted basis, the continued employment of Leslie Blodgett, the Chief Executive Officer of Bare Escentuals, as well as the receipt of certain regulatory approvals and other customary closing conditions.

Following successful completion of the tender offer, the Chief Executive Officer of Bare Escentuals, Leslie Blodgett, and her affiliates will contribute certain of their Shares in exchange for a continuing 2.43% indirect ownership interest in the Company and a cash distribution. Shiseido intends to acquire the remaining outstanding shares of Bare Escentuals common stock for US$18.20 per share through a second-step merger.

As previously disclosed, Bare Escentuals Board of Directors has approved the transaction by unanimous vote of those directors present and voting.

The transaction is a significant milestone in Shiseido’s strategy of becoming a global player representing Asia with its origins in Japan. By acquiring Bare Escentuals, Shiseido will be able to immediately strengthen its position in the U.S. market and expand its product portfolio into the mineral-based cosmetics segment.

Shiseido believes that its global reach and world-class product development capabilities will help accelerate Bare Escentuals’ growth outside of North America, including in high-growth potential markets throughout Asia. Shiseido believes the transaction will strengthen both companies, building a significant platform for future growth.

The Depositary and Paying Agent for the tender offer is BNY Mellon Shareowner Services. The Information Agent for the tender offer is Innisfree M&A Incorporated. The tender offer materials may be obtained at no charge by downloading them from the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be downloaded from Shiseido’s website at: http://www.shiseido.co.jp/e/ir/ir news/index.htm; and free copies of the Recommendation Statement and related materials may be obtained from Bare Escentuals by written request to: Bare Escentuals, Inc. Attn: Investor Relations, 71 Stevenson Street, 22nd Floor, San Francisco, CA 94105.

CONTACTS

Investor and related inquiries, via Information Agent for the tender offer:
Innisfree M&A Incorporated		+1 (877) 750-9499

Media and related inquiries:
Kreab Gavin Anderson:	Richard Mahony	+1 212-515-1960
	John Dudzinsky	+1 212-515-1923

NOTES TO EDITORS

About Shiseido Co. Ltd.

As the largest cosmetics company in Japan, Shiseido develops, produces and sells skin care, make-up, fragrance and hair care products for men and women. Present in over 70 countries its 20-plus brands include namesake Shiseido, Elixir Superieur, Maquillage, and Integrate brands, which are sold through department stores, drug stores and other retail outlets. The company posted annual sales of JPY 690.3bn (US$7.5bn) in fiscal year 2009, nearly 40% of which were generated by its overseas businesses. Shiseido is among the top three cosmetic brands in China and many other Asian markets. Globally Shiseido employs a total of approximately 29,000 people. For further information please visit: www.shiseido.com/index.htm

About Bare Escentuals, Inc.

Bare Escentuals, Inc. is one of the leading prestige cosmetic companies in the United States and an innovator in mineral-based cosmetics. The Company utilizes a distinctive marketing strategy and multi-channel distribution model to develop, market and sell cosmetics, skin care, and body care products under its bareMinerals, RareMinerals, Buxom and md formulations brands worldwide. For further information please visit: www.bareescentuals.com/

LEGAL NOTICES AND DISCLAIMERS

This news release is for informational purposes only. It does not constitute an offer to purchase shares of Bare Escentuals or a Solicitation/Recommendation Statement under the rules and regulations of the Securities and Exchange Commission. Shiseido has filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO and Bare Escentuals has filed a Solicitation/Recommendation Statement on Schedule 14D-9. These documents contain important information and shareholders of Bare Escentuals are advised to carefully read these documents before making any decision with respect to the cash tender offer. These documents may be obtained free at the Securities and Exchange Commission’s website at www.sec.gov. Persons with questions regarding the offer should contact the Information Agent at (877) 750-9499.